

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via Email
Steven J. Newby
Chief Executive Officer
Summit Midstream Partners, LP
2100 McKinney Avenue, Suite 1250
Dallas, TX 75201

> **Re:** **Summit Midstream Partners, LP**
> **Form 10-K for the period ending December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001-35666**

Dear Mr. Newby:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your recent acquisitions of Bison Midstream and Mountaineer Midstream and your disclosure in the Business and Risk Factor sections that your growth depends on successful strategic acquisitions. Please tell us the consideration you gave to including a qualitative and quantitative discussion of your acquisition strategy and its impact on your liquidity and results of operations. See Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Brett E. Braden, Esq.